Exhibit 99.1

InspiraTM Technologies Performed HYLATM Blood Sensor

In-Vivo Study, in Preparation of Planned Human Studies

The study team included leading ICU and respiratory specialists from Company’s Scientific Advisory Board

September 7, 2022

Ra’anana, Israel, September 7, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announces the completion of an animal study that was conducted at Lahav C.R.O (contract research organization) by leading intensive care unit, or ICU, and respiratory specialists, who are members of Inspira’s Scientific Advisory Board. The completion of the animal study is an additional important step toward initiating human studies using the HYLATM blood sensor.

During an animal study, the HYLATM blood sensor performed measurements of blood parameters with results being compared to numerous blood samples taken and analyzed using a routine blood gas analyzer, which is considered the standard of care used by hospitals today. The HYLATM blood sensor is a non-invasive device, designed to provide continuous real-time measurements, overcoming the disadvantages of standard blood gas analysis machines that require blood to be drawn and cannot provide a continuous display of data indicating the patient’s condition in real-time. These important characteristics of the HYLATM blood sensor may be vital in providing immediate alerts of sudden changes in a patient’s condition and may reduce risks, complications, and costs.

The animal study was performed following prior successful ex-vivo data obtained with the HYLATM blood sensor in the Company’s laboratory. The lab results, accompanied by the encouraging animal study data, are important steps toward human studies.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (Inspira™ ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspirao2.com

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its regulatory and clinical plans, including plans to initiate human trials, the potential benefits to be derived from the use of the HYLA™ blood sensor, once developed, and its potential to eventually become a device used in intensive care units and other suitable clinical settings, subject to its development and regulatory approvals These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations

Miri Segal,

MS-IR LLC

+917-607-8654

msegal@ms-ir.com

US Public Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-035

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